December 13, 2018

VIA EMAIL

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:	Mitchell Austin, Staff Attorney

Re: Pareteum Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed November 30, 2018

File No. 333-227912

Dear Mr. Austin:

On behalf of Pareteum Corporation (the “Company”), please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 10, 2018 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed November 30, 2018.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated, and are followed by the Company’s responses, in italics.

Form S-3/A filed November 30, 2018 General

1.	We note your response to prior comment 1. Please further explain whether your pseudo- enterprise resource planning cloud currently allows for your customers to deploy their own or existing blockchain functionality. Additionally, your response states you "don't believe any services have been launched as of yet that will accept crypto currency for payment." Please confirm whether any such services have been launched or explain why you are unable to provide such a confirmation. Lastly, we note your press release dated July 18, 2018 concerning your contract with a "mobile and cryptocurrency enterprise." Specifically, explain whether this customer currently uses "[y]our artificial Insights Engine, along with [y]our advanced, software based, computer API applications, for payment services that utilize blockchain, as well as digital payments and settlements.

Response:

We do not provide blockchain functionality. We provide software which allows clients to bridge their existing platforms with a third party’s software. We are therefore able to allow customers to deploy their own existing blockchain functionality by providing integration between that blockchain functionality and the desired third-party software. The Pareteum platform acts as an intermediary service between two existing pieces of software, enabling secure gateways through this “link.” Pareteum is currently able to offer this secure gateway functionality for blockchain-powered software, along with classic non-decentralized software. With this capability, we can enable a customer’s existing blockchain to operate with third-parties by providing this gateway, but we do not “create” a blockchain platform for our clients.

We have confirmed that no cryptocurrency services have been launched on our platform.

The customer we reference in our July 18, 2018 press release plans to launch their services in calendar-year 2019. We will supply this client with our standard enterprise software. A part of this client’s business may involve blockchain and/or cryptocurrency, however, we are not and will not be participating in this sector of their business, and our contractual relationship with this client is not expected to extend into this sector of their business at a later date.

Sincerely,

/s/ Darrin M. Ocasio, Esq.

Darrin M. Ocasio, Esq.